Exhibit 99
VERAMARK TECHNOLOGIES, INC.
Schedule II — Valuation and Qualifying Accounts
Allowance for Doubtful Accounts
Years Ended December 31, 2007, 2006, and 2005

Column A	Column B	Column C	Column D	Column E
	Balance at	Charged to	Accounts	Balance at
	Beginning of	Costs	Written Off	End of
Year Ended	Year	and Expenses	(Recovered)	Year

2007	$30,000	1,486	(1,486)	$30,000

2006	$32,000	$(736)	$1,264	$30,000

2005	24,000	2,753	(5,247)	32,000

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